SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          FIRST ADVANTAGE CORPORATION
                          ---------------------------
                               (Name of Issuer)


                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)


                                  31845F 10 0
                                 -------------
                                (CUSIP Number)


                     Harold Kahn, Chief Operating Officer.
                        Pequot Capital Management, Inc.
                    500 Nyala Farm Road, Westport, CT 06880
                                (203) 429-2200
         ------------------------------------------------------------
         (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 5, 2003
                                 ------------
            (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

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1        NAMES OF REPORTING PERSONS
         Pequot Capital Management, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         06-1524885
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) n/a
                                                        (b)    X*
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

           OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

         n/a
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
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      NUMBER OF            7       SOLE VOTING POWER         2,203,267*
       SHARES              ----------------------------------------------------
    BENEFICIALLY
      OWNED BY             8       SHARED VOTING POWER       0*
        THE                ----------------------------------------------------
     REPORTING
    PERSON WITH            9       SOLE DISPOSITIVE POWER    2,203,267*
                           ----------------------------------------------------

                           10      SHARED DISPOSITIVE POWER  0*

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
                                                             2,203,267*

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                              n/a

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.0%*

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14      TYPE OF REPORTING PERSON                             IA

-------------------------------------------------------------------------------


*The Reporting Person may be deemed to be part of a group with The First American Corporation ("FAMC") pursuant to certain terms of the Stockholders Agreement described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 16,027,286 FADV B Shares (as defined herein) held by FAMC which are convertible on a one for one basis into an equal amount of shares of FADV A Shares (as defined herein) at any time in the absolute discretion of FAMC and on a mandatory basis upon the occurrence of certain events specified in the Issuer's first amended and restated certificate of incorporation. Such FADV A Shares are, accordingly, not included in the amounts specified by the Reporting Person above.

Item 1. Security and Issuer

            Class of Securities:     Class A common stock, par value $.001
                                     per share (the "FADV A Shares")

            Issuer: First Advantage Corporation (the "Issuer") 805 Executive Center Drive West, Suite 300 St. Petersburg, Florida 33702

Item 2. Identity and Background

            Name of Reporting Person:  Pequot Capital Management, Inc.
                                       (the "Reporting Person")

            State of Incorporation:    Connecticut

            Principal Business: The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

            The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund II, L.P., a Delaware limited partnership (the "Fund"), one of the Accounts. Lawrence D. Lenihan, Jr., a managing director of the Reporting Person, is a member of the board of directors of the Issuer.

            The executive officers of the Reporting Person are Mr. Arthur J. Samberg, Ms. Sharon Haugh and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur
J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). Each of the Executive Officers, Director and the Controlling Person is a citizen of the United States.

            Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            On June 5, 2003, all of the common stock of US Search.com, Inc. ("USS") beneficially owned by the Reporting Person was converted into 2,101,188 FADV A Shares, pursuant to an Agreement and Plan of Merger, dated as of December 13, 2002 (the "Merger Agreement"), with FAMC, the Issuer and
Stockholm Seven Merger Corp., a Delaware corporation ("Merger Sub"), pursuant to which, among other things, Merger Sub merged with and into USS (the "Merger") and USS continued as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Issuer. In addition, all outstanding warrants and options to purchase USS shares were assumed by the Issuer and are exercisable into an aggregate of 97,193 FADV A Shares with respect to the warrants and an aggregate of 5,829 FADV A Shares with respect to the options (of which 4,886 are currently vested or vest within 60 days of the date hereof). On June 5, 2003, at the effective time of the merger (the "Effective Time"), the Reporting Person became a beneficial owner of 2,203,267 FADV A Shares and Mr. Lawrence D. Lenihan, Jr. was granted a seat on the Board of Directors of the Issuer and, as described in Item 6 below, was granted an option to purchase 5,000 shares of FADV A Shares (none of which are currently vested nor will be vested within 60 days from the date hereof).

            The description of the Merger Agreement contained in this Item 3 below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement included as Exhibit 1 hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction

            The Reporting Person acquired the FADV A Shares beneficially owned by it pursuant to the terms of the Merger Agreement. The Reporting Person considers the FADV A Shares as an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional FADV A Shares or dispose of FADV A Shares in the open market, in privately negotiated transactions or in any other lawful manner.

            In consideration for the Merger, the Issuer issued to FAMC 16,027,286 shares of its Class B common stock, par value $.001 per share (the "FADV B Shares"). The FADV B Shares are convertible on a one for one basis into an equal amount of shares of the FADV A Shares, at any time at the sole discretion of FAMC, as well as upon the occurrence of certain events specified in the Issuer's first amended and restated certificate of incorporation. As a holder of the Issuer's FADV B Shares, FAMC is entitled to ten votes for each share held of record on all matters submitted to a vote of holders of the Issuer's common stock.

            The description of the Merger Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement included as Exhibit 1 hereto and is incorporated herein by reference.

Stockholders Agreement

            Concurrently with the execution and delivery of the Merger Agreement, the Reporting Person entered into a Stockholders Agreement (the "Stockholders Agreement") among the Reporting Person, FAMC and the Issuer.

            Tag-Along Right. In the Stockholders Agreement, FAMC agreed that it will not, directly or indirectly, transfer any shares of the Issuer's capital stock to any party in a transaction or series of related transactions occurring within a three-year period commencing at the close of the Merger if, immediately after such transfer, FAMC and its affiliates would not beneficially own at least 70% of the number of shares of the Issuer's capital stock issued to FAMC and its affiliates at the closing of the Merger unless:

            o FAMC delivers a written notice to the Reporting Person of such sale, identifying the third party, the number of shares proposed to be transferred, the purchase consideration for the shares, the proposed date of the closing of such sale and the other material terms and conditions of the proposed sale; and

            o at the Reporting Person's election, FAMC permits the Reporting Person and its affiliates to participate in such sale by selling a number of shares held by the Reporting Person equal to the product of (a) a fraction, the numerator of which is the number of shares proposed to be sold by FAMC and or its affiliates and the denominator of which is the total number of shares then held by FAMC and its affiliates and (b) the total number of shares then held by the Reporting Person and its affiliates.

            The purchase consideration paid for exercising the tag-along right will be the purchase consideration offered to FAMC or its affiliates. If FAMC or any of its affiliates has sold any shares of the Issuer to the other party in the 12 months before delivering the notice to the Reporting Person or such sale is part of a series of related transactions, the Reporting Person may request to treat all such sales to which the Reporting Person has not been granted a tag-along right as a single transaction, and the price per share to be paid will be the weighted average price paid for all such transactions.

            Designation of Director. FAMC agreed to vote, and cause each of its affiliates to vote, all of its shares of the Issuer, or otherwise take such action, as is necessary to ensure that the size of the board of directors of the Issuer will be no more than 10 directors. In addition, FAMC and each of its affiliates will cause the election to the board of directors of the Issuer of one representative designated in writing by the Reporting Person who initially is Lawrence D. Lenihan, Jr. However, FAMC and its affiliates are not required to vote their shares in favor of any such representative if:

            o such representative is an officer, director or employee of a person, that is, directly or through its subsidiaries, materially engaged in an individual background screening business that competes with the individual background screening business owned by the Issuer and its subsidiaries; or

            o such representative is or has been the subject of any of the matters described in Rule 262(b) promulgated under the Securities Act.

            In lieu of designating a member of the board of directors, the Reporting Person may, subject to execution of a mutually agreed confidentiality agreement, designate a representative to:

            o attend all regular and special meetings of the Issuer's board of directors in a non-voting, observer capacity; and

            o receive all notices and materials provided to members of the board of directors, other than privileged information or information that the board reasonably determines to conflict with such representative's rights.

            Registration Rights. The securities that may be registered under the Stockholders Agreement are:

            o any FADV A Shares of the Issuer that the Reporting Person or any of its affiliates own at the date of closing of the Merger or received or is receivable upon the exercise of warrants held at such closing;

            o any securities received or receivable as a dividend, stock split or other distribution with respect to other registrable securities;

            o any securities received or receivable upon specific reorganization, reclassification, merger, consolidation or other similar events; and

            o any FADV A Shares of the Issuer acquired by the Reporting Person or its affiliates after the date of Stockholders Agreement, the transfer of which is restricted under Rule 144 of the Securities Act.

            Demand Registration Rights. The Reporting Person has the right, by written notice delivered to the Issuer, to require the Issuer to register under the Securities Act the resale registrable securities (as described above) having an aggregate offering price (before deducting of underwriting discounts and commissions) to the public in excess of $5.0 million. Upon receipt of a notice by the Reporting Person, the Issuer will effect, as expeditiously as reasonably possible, the registration under the Securities Act of all registrable securities that the Reporting Person requests to be registered.

            If the Reporting Person exercises its demand registration rights and intends to distribute the registrable securities covered by its request by means of an underwriting, the Issuer will enter into an underwriting agreement in customary form with an underwriter or underwriters selected for such underwriting by the Reporting Person (which underwriter or underwriters will be reasonably acceptable to the Issuer).

            The Issuer will not be required to effect any registration based on the Reporting Person's demand registration rights:

            o before December 13, 2003;

            o after the Issuer has effected two registration statements pursuant to the Reporting Person's demand registration rights and such registration statements have become effective;

            o if the Issuer furnishes to the Reporting Person a certificate signed by the President or Chief Executive Officer of the Issuer stating that in the good faith judgment of the Issuer's board of directors, it would be seriously detrimental to the Issuer and its stockholders for such registration statement to be effected at such time. If such event occurs, the Issuer has the right to defer such filing for a period of not more than ninety days after receipt of the Reporting Person's request; provided that such right to delay a request is exercised by the Issuer not more than once in any twelve (12) month period; or

            o if the Reporting Person proposes to dispose of FADV A Shares of registrable securities that may be registered on a Form S-3.

            Piggyback Registration. If the Issuer proposes to file any registration statement under the Securities Act for purposes of a public offering of securities of the Issuer, whether or not for sale for its own account, it will afford the Reporting Person and its affiliates an opportunity to include in such registration statement all or part of the registrable securities. If such registration statement is for an underwritten offering, the Reporting Person will enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Issuer but in no event will any indemnity and/or contribution provisions in such underwriting agreement provide that the indemnity and/or contribution of the Reporting Person exceed the net proceeds from the offering received by the Reporting Person.

            S-3 Registrations. The Issuer will use its reasonable best efforts to become and remain eligible to register offerings of securities on Form S-3 or its successor form. At all times during which the Issuer is qualified for the use of Form S-3, the Reporting Person may request that the Issuer register its registrable securities on Form S-3. However, the Issuer will not be required to effect more than two such registrations during any twelve-month period if such registrations on Form S-3 have been declared or ordered effective and have remained effective until the earlier of 30 days after the date of effectiveness or the date all of the registrable securities registered thereunder have been sold. The Issuer will not be required to effect any S-3 registration:

            o within 120 days of the effective date of any other registration pursuant to the Stockholders Agreement; or

            o unless the Reporting Person proposes to dispose registrable securities having an anticipated aggregate price to the public (net of underwriting discounts and expenses of sale, if any) of at least $2.0 million.

            Once in any 12 month period, the Issuer may defer filing such S-3 registration statement for a period of not more than 90 days following the requested filing date if the Issuer furnishes to the Reporting Person a certificate signed by the President or Chief Executive Officer of the Issuer stating that in the good faith judgment of the Issuer's board of directors it would be seriously detrimental to the Issuer and its stockholders for a registration statement to be filed at the time requested. Subject to the foregoing, the Issuer will use its reasonable best efforts to promptly effect such registration on Form S-3 to the extent requested by the Reporting Person under the Stockholders Agreement.

            Expenses Related to Registrations. The Issuer will pay all expenses related to any registration under the Stockholders Agreement, other than underwriting fees, discounts, commissions or transfer taxes related to the Reporting Person's shares of FADV A Shares sold under such registration and will pay fees of one special counsel to the Reporting Person or its affiliates of up to $25,000. The Issuer and the Reporting Person have agreed to indemnify each other for third party claims arising out of securities law violations under customary circumstances.

            Termination. No party has any obligations under the Stockholders Agreement before the Effective Time. After the Effective Time, the provisions of the Stockholders Agreement terminate as follows:

            o The tag-along rights terminate on the earlier of:

                        o the first date on which the Reporting Person and its
                  affiliates beneficially own less than 5% of the total number of shares of the Issuer's common stock issued and outstanding immediately following the closing of the Merger; and

                        o the third anniversary of the Effective Time..

            o The registration rights will terminate on the earlier of:

                  o     the fourth anniversary of the effective date; and

                  o     the first date following the effective date on which:

                        o the Issuer is then providing current public
                  information within the meaning of Rule 144(c)(1) promulgated under the Securities Act;

                        o no representative designated by the Reporting Person
                  pursuant to the Stockholders Agreement is a member of the board of the Issuer; and

                        o The Reporting Person and its affiliates are able to
                  sell all of their registrable securities without restriction under Rules 144 and 145 promulgated under the Securities Act during a three-month period.

            o The director designation right will terminate on the first date on which the Reporting Person owns less than 75% of all of the FADV A Shares issued to the Reporting Person and its affiliates at the closing of the Merger.

            The description of the Stockholders Agreement above does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement included as Exhibit 2 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

            (a) The Reporting Person beneficially owns 2,203,267 FADV A Shares (including shares underlying options exercisable within 60 days of the date hereof), representing 11% of FADV A Shares outstanding as of June 12, 2003 (including FADV B Shares, which are convertible on a one-for-one basis into an equal amount of FADV A Shares at any time in the absolute discretion of FAMC and on a mandatory basis upon the occurrence of certain events specified in the Issuer's first amended and restated certificate of incorporation.

            In addition, by virtue of the Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes FAMC and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 18,230,553 FADV A Shares (assuming the conversion of FADV B Shares into FADV A Shares and including shares underlying options exercisable within 60 days of the date hereof), representing 91.1% of the FADV A Shares outstanding as of June 12, 2003. The Reporting Person expressly disclaims beneficial ownership of FADV B Shares beneficially owned by FAMC and does not affirm that such a "group" exists.

            (b) The information set forth, or incorporated by reference, in Items 3 and 4 is incorporated herein by reference.

            Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the FADV B Shares with FAMC. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC, (i) FAMC is a California corporation with its principal office and principal place of business located at 1 First American Way, Santa Ana, California 92707-5913, (ii) FAMC is a provider of business information and related products and services, (iii) the name, address and principal occupation of each of the officers and directors of FAMC are set forth on
Exhibit 7 hereto and is incorporated herein by reference and (iv) each of such executive officers and directors is a citizen of the United States with the exception of Hon. William G. Davis, a Canadian citizen. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC, during the last five years, neither FAMC nor its directors and officers of FAMC have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

            (c ) Except for the information set forth, or incorporated by reference, in Item 3, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the FADV A & B Shares during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

            Reference is made to the Merger Agreement described in Items 3 and 4, included as Exhibit 1 hereto and is incorporated by reference herein. Reference is also made to the Stockholders Agreement described in Item 4, included as Exhibit 2 hereto and is incorporated by reference herein.

            First Advantage Corporation 2003 Incentive Compensation Plan

            The Issuer has adopted the 2003 First Advantage Incentive Compensation Plan (the "Plan"), which allows the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards, performance share awards and cash-based awards to eligible persons. Subject to adjustment for certain changes in the Issuer's capitalization, a total of 3.0 million shares of the Issuer's FADV A Shares are available for issuance under the Plan. Non-employee directors of the Issuer, including Lawrence D. Lenihan, Jr., who is also an employee of the Reporting Person, receive automatic grants of options to purchase 5,000 FADV A Shares upon initial election, which vest in equal parts on each of the first three anniversaries of the date of grant, and options to purchase 2,500 FADV A Shares upon re-election to the Issuer's board. Upon the occurrence of a change of control transaction (as defined in the Plan), generally all awards under the Plan accelerate, all restrictions are lifted and all performance goals are achieved, subject to certain limitations. The committee may provide that any award, the payment of which was deferred under the Plan, will be paid or distributed as of, or promptly following, a change of control transaction. The committee may also provide that any awards subject to any such acceleration, payment, adjustment or conversion cannot be exercised after, or will terminate as of, a change of control transaction.

            On June 5, 2003, at the Effective Time, Lawrence D. Lenihan, Jr. was granted a seat on the Board of Directors of the Issuer and received options to purchase 5,000 FADV A Shares (the "Initial Grant") subject to the terms described above.

            The description of the Plan above does not purport to be complete and is qualified in its entirety by reference to the Plan itself, included as
Exhibit 3 hereto and is incorporated herein by reference.

            Converted Options

            The following are descriptions of USS options beneficially owned by the Reporting Person that were assumed by the Issuer:

            (i) On September 7, 2000, USS granted the Reporting Person an option to purchase USS shares (the "9/00 Option"), which provided for the vesting of 33 1/3% of the options at the one, two, and three year anniversary of the date of the grant, beginning September 7, 2001. The 9/00 Option was assumed by the Issuer in the Merger and is now an option to purchase 2,829 FADV A Shares with an exercise price of $46.25 per share. As of the date of this filing, 1,886 FADV A Shares will have vested (including shares underlying options exercisable within 60 days of the date hereof).

            (ii) On July 25, 2001, USS granted the Reporting Person an option to purchase USS shares (the "7/01 Option"), which provided for the vesting of 33 1/3% of the options at the one, two, and three year anniversary of the date of the grant and which was revised to fully vest, based on a vesting schedule vesting one-twelfth each month over an annual period. The 7/01 Option was assumed by the Issuer in the Merger and is now an option to purchase 2,000 FADV A Shares with an exercise price of $50.25 per share. As of the date of this filing, the 7/01 Option has fully vested.

            (iii) On July 17, 2002, USS granted the Reporting Person an option to purchase USS shares (the "7/02 Option"), which provided for the vesting of one-twelfth of the option at the end of each month subsequent to the grant date beginning July 31, 2002. The 7/02 Option was assumed by the Issuer in the Merger and is now an option to purchase 1,000 FADV A Shares with an exercise price of $14.50 per share. As of the date of this filing, 1,000 FADV A Shares will have vested (including shares underlying options exercisable within 60 days of the date hereof).

            Other than as described above, the 9/00 Option, the 7/01 Option and the 7/02 Option have substantially similar terms, a form of which is included in this filing (the "Form of Option Agreement"). The descriptions of each of the 9/00 Option, the 7/01 Option and the 7/02 Option contained in this
Item 6 do not purport to be complete and are qualified in their entirety by reference to the Form of Option Agreement, which is included in this Schedule 13D as Exhibit 4 and is incorporated herein by reference.

            Converted Warrants

            The following are descriptions of USS warrants beneficially owned by the Reporting Person that were assumed by the Issuer:

            (i) On June 5, 2001, USS issued a warrant to the Reporting Person to acquire USS shares (the "6/01 Warrant"). The 6/01 Warrant was assumed by the Issuer in the Merger and is now a warrant to purchase 41,462 FADV A Shares, immediately exercisable, with an exercise price of $12.05925 per share.

            (ii) On December 20, 2001, USS issued a warrant to the Reporting Person to acquire USS shares (the "12/01 Warrant"). The 12/01 Warrant was assumed by the Issuer in the Merger and is now a warrant to purchase 44,700 FADV A Shares, immediately exercisable, with an exercise price of $26.10 per share. The 12/01 Warrant expires on December 20, 2005.

            (iii) On July 18, 2002, USS issued a warrant to the Reporting Person to acquire USS shares (the "7/02 Warrant"). The 7/02 Warrant was assumed by the Issuer in the Merger and is now a warrant to purchase 8,940 FADV A Shares, immediately exercisable, with an exercise price of $26.10 per share. The 7/02 Warrant expires on July 18, 2006.

            (iv) On August 5, 2002, USS issued a warrant to the Reporting Person to acquire USS shares (the "8/02 Warrant"). The 8/02 Warrant was assumed by the Issuer in the Merger and is now a warrant to purchase 2,091 FADV A Shares, immediately exercisable, with an exercise price of $26.10 per share. The 8/02 Warrant expires on December 20, 2005.

            The 12/01 Warrant, the 7/02 Warrant and the 8/02 Warrant have substantially similar terms, a form of which is included in this filing (the "Form of Warrant"). The descriptions of each of the 6/01 Warrant, the 12/01 Warrant, the 7/02 Warrant and the 8/02 Warrant contained in this Item 6 do not purport to be complete and are qualified in their entirety by reference to each of the 6/01 Warrant and the Form of Warrant, which are included in this
Schedule 13D as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger, dated as of December 13, 2002, by and among FAMC, USS, the Issuer and Merger Sub. (incorporated by reference to Exhibit 2.1 of Pre-Effective Amendment No. 5 to the Issuer's Registration Statement on Form S-4, filed May 14, 2003)

Exhibit 2 Stockholders Agreement, dated as of December 13, 2002, by and among FAMC, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer's Registration Statement on Form S-4, filed May 14, 2003)

Exhibit 3 First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 of Pre-Effective Amendment No. 1 to the Issuer's Registration Statement of Form S-4, filed April 4, 2003).

Exhibit 4 Form of US Search.com Inc. Nonstatutory Stock Option (1999 Non-Employee Directors' Stock Option Plan, issued by USS in favor of Pequot Private Equity Fund II, L.P.

Exhibit 5 Warrant, dated June 5, 2001, issued by USS in favor of Pequot Private Equity Fund II, L.P. (incorporated by reference to Exhibit 10.3 of Form 8-K filed by USS on June 7, 2001)

Exhibit 6 Form of Warrant, issued by USS in favor of Pequot Private Equity Fund II, L.P.

Exhibit 7         Executive officers and directors of FAMC


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                               S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: June 16, 2003                       Pequot Capital Management, Inc.


                                          /s/ Harold Kahn
                                          --------------------------------
                                          Harold Kahn, Chief Operating Officer

                               INDEX TO EXHIBITS

Exhibit           Description

Exhibit 1 Agreement and Plan of Merger, dated as of December 13, 2002, by and among FAMC, USS, the Issuer and Merger Sub. (incorporated by reference to Exhibit 2.1 of Pre-Effective Amendment No. 5 to the Issuer's Registration Statement on Form S-4, filed May 14, 2003)

Exhibit 2 Stockholders Agreement, dated as of December 13, 2002, by and among FAMC, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer's Registration Statement on Form S-4, filed May 14, 2003)

Exhibit 3 First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 of Pre-Effective Amendment No. 1 to the Issuer's Registration Statement of Form S-4, filed April 4, 2003).

Exhibit 4 Form of US Search.com Inc. Nonstatutory Stock Option (1999 Non-Employee Directors' Stock Option Plan, issued by USS in favor of Pequot Private Equity Fund II, L.P.

Exhibit 5 Warrant, dated June 5, 2001, issued by USS in favor of Pequot Private Equity Fund II, L.P. (incorporated by reference to Exhibit 10.3 of Form 8-K filed by USS on June 7, 2001)

Exhibit 6 Form of Warrant, issued by USS in favor of Pequot Private Equity Fund II, L.P.

Exhibit 7         Executive officers and directors of FAMC